02022255

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

Vf 5-22-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEA Tax Sheltered Annuity Trust

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
(No. and Street)

Madison, (City) WI (State) 53713 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Peirick (608)661-6617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP
(Name – *if individual, state last, first, middle name*)

725 Heartland Trail, Suite 101, Madison, WI 53707
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 3 1 2002
THOMSON FINANCIAL

RECD S.E.C.
MAY 1 7 2002
1083

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul Lefebvre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEA Tax Sheltered Annuity Trust, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul G. Lefebvre
Signature

Assistant Executive Director
Title

Cheryl M. Weith
Notary Public com 3/28/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Strohm
Ballweg, LLP
Certified Public Accountants and Consultants

April 30, 2002

NASD Regulation, Inc., District 8
55 West Monroe Street
Suite 2700
Chicago, IL 60603-5001

Dear Sir or Madam:

In response to your letter dated April 10, 2002, the following is a statement regarding any differences between the Computation of Net Capital as presented in the annual audited financial statements and the unaudited Part II, and between the Computation of Reserve Requirements as presented in the annual audited financial statements and the unaudited Part II of the WEA Tax Sheltered Annuity Trust (Firm CRD No. 40981):

> There were no material differences between the Computation of Net Capital as presented in the audited financial statements as of December 31, 2001 and the WEA Tax Sheltered Annuity Trust's corresponding amended unaudited Part II. There were also no material differences between the Computation of 15c3-3 Reserve Requirements as presented in the audited financial statements as of December 31, 2001 and the WEA Tax Sheltered Annuity Trust's corresponding amended unaudited Part II.

The WEA Tax Sheltered Annuity Trust has also enclosed a signed and notarized Oath or Affirmation and a new completed Part III Facing Page. I believe this will complete the annual filing of the WEA Tax Sheltered Annuity Trust's December 31, 2001 audited financial statements pursuant to SEC Rule 17a-5(d)(4).

Sincerely,

STROHM BALLWEG, LLP

Gary Strohm

Gary T. Strohm, CPA
Partner

cc: SEC, Washington, DC
SEC Midwest Regional Office, Chicago, IL

725 Heartland Trail, Suite 100 • Madison, WI 53717-1966 • Phone (608) 821-0600 • Fax (608) 821-0601